Filed by Ares Acquisition Corporation II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation II (File No. 001-41691)

On August 7, 2025, Fox Business Network (“Fox Business”) and Fox News Channel (“Fox News”) aired the following segments featuring Don Burnette, Founder and Chief Executive Officer of Kodiak Robotics, Inc. (“Kodiak”), in connection with the proposed business combination between Ares Acquisition Corporation II (“AACT”) and Kodiak (the “proposed business combination”). The transcript of the relevant portions of the segments are below:

Fox Business - Mornings with Maria

Maria Bartiromo: Meanwhile, driverless semi trucks now hitting the roads, while it could help an industry struggling with recruitment, critics remain concerned over safety risks. Fox Business’ Jeff Flock is live in Dallas this morning with more. Jeff.

Jeff Flock: Fascinating to see this up close and personal, Maria. I’m in the front seat of a Kenworth this morning. You may have ridden in a robo taxi, but take a look at this. Robo 18 wheelers. That is a fully qualified and veteran truck driver, that’s Rob in the front seat there, but he’s not driving. Look, his hands are close to the wheel, but not on it. His foot is not on the accelerator paddle. The folks at Kodiak Robotics are testing their technology now on the open road, and they say they could have fully driverless trucks on the road by the second half of next year. The technology is amazing. We talked to the CEO of Kodiak Robotics, Don Burnette, is a veteran. He’s a young man, but a veteran in this field, and he gave us a behind the scenes look at some of the technology that’s making this possible.

Don Burnette: This is the Kodiak SensorPod. So this is where we house all the sensors that allow us to see and perceive the environment around us.

Jeff Flock: So I don’t need a dozen sensors all over the truck. Everything? This one and the other side does everything?

Don Burnette: That’s right, exactly. We have one on this side, one on the other side, they’re exactly identical, so they’re fully redundant. Gives us lots of extra sensing capability around the vehicle.

Jeff Flock: And Maria, you’re looking live at it right now. That is the SensorPod right there, and that can be put on any vehicle. So this could all be coming to us a lot more rapidly than maybe we thought. And you know, there’s this huge need for long haul truckers, and they also think that this would be a lot safer than actual people, actual truckers behind the wheel. Although we have such a need for truckers, I don’t think it’s going to eliminate any jobs.

Fox News - Fox & Friends

Ainsley Earhardt: Driverless trucks are hitting the roads in Texas, and Fox is hitching a ride inside one of them getting a first hand look at the new technology.

Brian Kilmeade: That’s right. Jeff Flock is live in Dallas from the passenger seat.

Lawrence Jones: No way.

Brian Kilmeade: Are you frightened, Jeff?

Jeff Flock: I could be sitting in either seat I guess! It’s, you know, I was skeptical about this stuff, but take a look. This. That’s a real truck driver there, and he’s in the driver’s seat. But look at his hands. No hands. Ma! Yeah, he’s not touching the gas pedal, not touching the wheel. You know, I’ve heard of driverless cabs. That’s one thing but driverless 18 wheelers, they are here. It’s being tested now by Kodiak Robotics. They’re hosting us today and giving us an up close and personal look at the technology behind this. And this could be coming very soon. Just talked to the CEO exclusively on Fox Business, Don Burnette, and he gave me a look at how this is all working. Take a look.

Don Burnette: This is the Kodiak SensorPod. So this is where we house all the sensors that allow us to see and perceive the environment around us.

Jeff Flock: So I don’t need a dozen sensors all over the truck. Everything. This one and the other side does everything?

Don Burnette: That’s right exactly. We have one on this side, one on the other side, they’re exactly identical, so they’re fully redundant, gives us lots of extra sensing capability around the vehicle.

Jeff Flock: And that is what you’re looking at right there. That’s one of those SensorPods, and they can be put on any truck. So it is possible, that this company is going public in September of this year, they can be put on any truck. So this could come fast. We could have 18 wheelers out there with nobody behind the wheel as soon as the second half of 2026. We need drivers, and this could be an answer, at least a partial answer.

Brian Kilmeade: Wow. Jeff Flock, you are a brave man. Thank you.

Ainsley Earhardt: Be careful.

Jeff Flock: I trust them, I trust them.

Lawrence Jones: Thanks.

Fox Business – Varney & Co

Stuart Varney: From driverless cars to driverless trucks. Driverless semis are here. There is some concern that there’s very little regulation for them. Jeff Flock is actually inside one of these self driving trucks, and he’s riding along with it. Are you nervous, Jeff?

Jeff Flock: You know, I got to admit, Stuart, I was a little skeptical about this. Driverless taxis and small cars are one thing, but this is an 18 wheeler. I’m in the front seat of a Kenworth, and you see a perfectly qualified driver, that’s Rob. He’s not driving. And I’ve seen this technology now up close and personal, and I tell you, it’s pretty amazing. He has not had to touch any of the controls. He’s there in case something goes wrong. Nothing’s gone wrong over the past two days that we’ve been doing this. I’ll show you. I’ll tell you, come over here. I’ll show you one of the brains behind this. Take a look at that out the window there. Maybe you see that’s called a SensorPod. There’s one on each side of the vehicle, and that’s what tells the vehicle where it is, where it’s going, and all the rest of that. We talked exclusively to the CEO and founder of this company, which is Kodiak Robotics. He’s a veteran of this space, even though he’s a young fellow. And Don Burnette says they want regulation. They would welcome regulation. But you’re right right now, there’s not a whole lot. You also talked to him about safety, big issue, and is this going to eliminate jobs? Here’s what he told us. Why do we need driverless trucks?

Don Burnette: Well, today in the US, there’s a significant driver shortage, and so we believe that autonomy is the solution. In addition, there are major safety concerns with trucks on the roadways, and autonomous technology has the opportunity to improve safety of our roadways, to reduce accidents, and ultimately save lives.

Jeff Flock: The last year, for which there are statistics available, 5000 people plus killed each year in accidents with big trucks like this one, and that’s, of course, with regular folks behind the wheel. And not to say that Rob is not a great driver, but you know, if this technology works, it could be a win for a lot of people, because, as you know, we’ve got a huge need for truckers out there. And I feel pretty secure sitting in the front seat of a Kenworth rolling down 45, interstate 45 here in Texas, Mr. Varney.

Stuart Varney: It’s fascinating. I’d like to see him overtake something. I mean, how does he tell the- I wanted to overtake that car in front. How do you do that?

Lauren Simonetti: Yeah, how do you tell it to speed up?

Stuart Varney: We’re not asking you, Jeff, but just next time around, we want to see it. Okay? Jeff Flock in the middle of it all.

Fox Business – The Big Money Show

Gerri Willis: And welcome back. It’s time for our weekly tech check. Tech is moving fast, and The Big Money Show. Here to help you keep ahead of the curve every Thursday. We’re hitting the road this week, but there is a major truck driver shortage. So is automation the answer? Jeff Flock is inside a self driving semi with a firsthand look at this emerging technology. Jeff.

Jeff Flock: Gerri, I’ll tell you. My headline to you is I think driverless trucks are a lot closer to being reality than we may think. We’ve got a couple of perspectives for you here, one inside the cab and one outside. The folks at Kodiak Robotics have spent the past couple of days turning us on to this technology. Maybe you see, it’s just fascinating to see this wheel, because I’ve got a truck driver here, that’s Rob. He’s a pro, but he hasn’t touched the wheel since we’ve been on the road, or the brake pedal, or the accelerator. It’s all robo driving, and that’s what the folks at Kodiak Robotics have been working on. They’re testing it now. They think this could become a reality with nobody in the cab as soon as the second half of next year, we spent some time with the CEO of Kodiak Robotics, who gave us a kind of behind the scenes look at the technology that makes this all work.

Don Burnette: This is the Kodiak SensorPod. So this is where we house all the sensors that allow us to see and perceive the environment around us.

Jeff Flock: So I don’t need a dozen sensors all over the truck.

Don Burnette: That’s right, exactly. We have one on this side, one on the other side.

Jeff Flock: So this is your command center, and this is where you can actually take control of the truck with, I mean, there’s a guy with a steering wheel here.

Don Burnette: That’s right. So this is our assisted autonomy system, and this allows our remote operators to reposition and control the vehicle in certain circumstances.

Jeff Flock: So he’s actually controlling this truck that we’re watching right now.

Don Burnette: He’ll get it positioned on the road, and the autonomy system will take over from there.

Jeff Flock: It’s fascinating to me, Gerri, to see this, you know, I was wondering, how do they get these trucks up to the, you know, where they get gas, or a specific position. They can actually take control of that from a remote location, and at some point we will see nobody sitting in that driver’s seat. Now, the question is, does that eliminate jobs? Well, as you point out, we got a big need for drivers. The question is, can the safety be right? And can the regulation be right? And they want regulation, but if they can get the safety right, you know, 5000 people a year are killed in accidents with big rigs, maybe the machines can do better.

Gerri Willis: Jeff, that is great insight. I can’t wait till the back half of next year to see what they can do next. Thanks for that great reporting.

Fox News - America Reports

Sandra Smith: The trucking industry, meanwhile, looking at whether those driverless semis could solve a massive staffing shortage. Jeff Flock from Fox Business, covering this like no one else can. Jeff, how soon until these trucks are ready for the road?

Jeff Flock: Well, Sandra, the fact is, they’re already on the road. In fact, I’m in a driverless truck right now, as perhaps you can see. The only difference is that there is a safety, what they call a safety driver. Now look closely at his hands on the wheel. He’s not steering this truck. He’s a fully qualified driver. But what they’re doing now is get gathering data the truck is driving itself and then. So that’s happening right now. How soon will they get to a point where they actually can remove the safety driver? They think by the second half of next year. At least that’s according to the CEO of Kodiak Robotics, which is operating this. One of the big players in this and that CEO, Don Burnette, gave us a kind of behind the scenes look at the technology that’s making this all possible. Take a look.

Don Burnette: This is the Kodiak SensorPod. So this is where we house all the sensors that allow us to see and perceive the environment around us.

Jeff Flock: So I don’t need a dozen sensors all over the truck.

Don Burnette: That’s right, exactly. We have one on this side, one on the other side.

Jeff Flock: So this is your command center, and this is where you can actually take control of the truck with I mean, there’s a guy with a steering wheel here.

Don Burnette: That’s right. So this is our assisted autonomy system, and this allows our remote operators to reposition and control the vehicle in certain circumstances.

Jeff Flock: So he’s actually controlling this truck that we’re watching right now.

Don Burnette: He’ll get it positioned on the road, and the autonomy system will take over from there.

Jeff Flock: Huge shortage of long haul drivers, particularly. Nobody wants that job anymore. You know, going coast to coast. These guys, or this truck with a robot, 24/7, rain or shine, night and day, could solve a lot of problems.

Sandra Smith: That is something, and you don’t even look nervous, Jeff!

Jeff Flock: I feel confident.

Fox Business - Claman Countdown

Cheryl Casone: Life is a highway, but your 18 wheeler may be getting a robotic kick on Route 66. Driverless trucks are hitting the roads as the industry is struggling to recruit operators for long haul shifts. But questions remain over the technology, the safety of these trucks, and what constitutes the right kind of regulation. Fox Business is taking an exclusive seat inside Kodiak Robotics’ driverless semi truck for a firsthand look at the emerging tech. Let’s get to Jeff Flock, live in Dallas, Texas, where he’s taking his spin inside this truck. What do you think so far, Jeff?

Jeff Flock: You got a way with words there, Cheryl. Yeah, you know, I’ll tell you, I came in here with a lot of, well, skepticism I think. You know, a lot of people concerned about 18 wheelers rolling down the highway with nobody in them. But I’ll tell you, after seeing the technology up close, it’s pretty impressive. Now, to be clear, if you look, there is a driver sitting in the seat. So this is, you know, this is a safety driver. He’s not driving the truck, though. The truck, as you can see, the wheel moving on its own. But they’re learning, they’re learning. They’re checking out the technology, and they’re finding out what works and what doesn’t. And we could be a lot closer to this than we think. The CEO of Kodiak Robotics, Don Burnette, opened the process up to us and showed us behind the scenes some of the technology that makes this work. Take a look.

Don Burnette: This is the Kodiak SensorPod. So this is where we house all the sensors that allow us to see and perceive the environment around us.

Jeff Flock: So I don’t need a dozen sensors all over the truck.

Don Burnette: That’s right, exactly. We have one on this side, one on the other side.

Jeff Flock: So this is your command center, and this is where you can actually take control of the truck with I mean, there’s a guy with a steering wheel here.

Don Burnette: That’s right. So this is our assisted autonomy system, and this allows our remote operators to reposition and control the vehicle in certain circumstances.

Jeff Flock: So he’s actually controlling this truck that we’re watching right now.

Don Burnette: He’ll get it positioned on the road, and the autonomy system will take over from there.

Jeff Flock: Cheryl, I want to show you that pod that you just saw, the SensorPod. That’s what it looks like live here, out the window. And because that could be bolted on to any truck, this could all come kind of quickly. You know, we don’t have to build trucks from the ground up that are autonomous, but trucks can be retrofitted. So this could, this could happen kind of quick, and pretty soon. It’d be nobody, instead of Rob there, sitting in the driver’s seat. You know, are you concerned about a loss of jobs? Well, right now, they’re concerned about not enough drivers for the jobs that are out there. You know, we really rely on trucks a lot these days, and those long hauls in particular are ones that people kind of don’t want anymore. They want to be close to home. I guess some people want to get away from their wives or their husbands, maybe. But beyond that, hard to find drivers that want to go coast to coast. And these trucks, they don’t say no to a job.

Cheryl Casone: We’ve had a truck- Jeff, to your point, we’ve had a trucker shortage in this country for years, and the story has not improved. You’re right. Jeff, Flock. Thank you so much. Very interesting.

Forward-Looking Statements

This communication includes forward-looking statements including regarding AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “forecast,” “intend,” “expect,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding: Kodiak’s and AACT’s expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”); the expected benefits of the proposed business combination; estimated total addressable markets for commercial trucking and public sector applications; estimated Kodiak Driver-as-a-Service Economics, including assumptions around costs per mile of a human driver, average cost of a human driver and expected customer cost savings; Kodiak’s operational and product roadmap, and its ability to produce and deploy the Kodiak Driver at scale; the regulatory landscape for the Kodiak Driver and complexities with compliance related to such landscape; the capitalization of the combined company after giving effect to the proposed business combination; developments relating to Kodiak’s competitors and industry; Kodiak’s ability to successfully collaborate with business partners and customers; Kodiak’s future capital requirements and sources and uses of cash; expectations regarding Kodiak’s expansion plans and opportunities; and the completion of the $100.0 million contemplated PIPE investment. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the rapid evolution of autonomous vehicle technology and flaws or errors in Kodiak’s solutions or flaws in or misuse of autonomous vehicle technology in general; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of the Kodiak Driver; risks related to working with third-party manufacturers for key components of the Kodiak Driver; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the Securities and Exchange Commission (“SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Kodiak initially filed a registration statement on Form S-4 with the SEC on May 14, 2025 (File No. 333-287278) (as amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

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